UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           RECONDITIONED SYSTEMS, INC.
                        ---------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    756240305
                                 ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1996
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 756240305                                           Page 2 of 10 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          489,548
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           489,548
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    489,548

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             33.22%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages



          This Amendment No. 1 to Schedule 13D relates to the common stock, no par value (the "Common Shares") of Reconditioned Systems, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated February 9, 1995 (the "Initial Statement") filed by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person to report that, pursuant to a recapitalization plan effected by the Issuer (as more fully described herein): (i) shares of Series A Convertible Preferred Stock (the "Preferred Shares"), of which the Reporting Person may have been deemed the beneficial owner, were converted into Common Shares, and thereafter (ii) the Issuer consummated a one-for-six reverse stock split of its outstanding Common Shares (including the Common Shares issued to the holders of the Preferred Shares). As a result of the Issuer's recapitalization plan, there has been a material change in the facts set forth in the Initial Statement. This Amendment No. 1 amends, restates, and replaces the Initial Statement as it is the first
Schedule 13D to be filed on EDGAR.

Item 1.   Security and Issuer.

          This Amendment No. 1 to Schedule 13D relates to the Common Shares of the Issuer. The address of the principal executive office of the Issuer is 444 West Fairmont, Tempe, Arizona 85282.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Common Shares held for the account of Quota Fund N.V., a Cayman Islands exempted limited duration company ("Quota"), which has granted investment discretion to SFM pursuant to an investment advisory contract.

          SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quota. Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM's contracts with SFM Clients generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

          The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

          Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Common Shares, held for the account of Quota as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

                                                              Page 4 of 10 Pages



          During the past five years, none of the Reporting Person, Quota and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As described below, Quota expended an aggregate of approximately $1,212,292 of its working capital to purchase the 48,400 Common Shares and the 222,222 Preferred Shares, which were previously reported as being held for its account. On January 14, 1994, Quota agreed to purchase 136,522 Preferred Shares at a purchase price of $4.50 per Preferred Share pursuant to the terms of a Series A Convertible Preferred Stock Purchase Agreement between the Issuer and Quota dated as of January 14, 1994. The total cost of the January 14, 1994 transaction was approximately $614,349. On February 9, 1994, Quota purchased 30,000 Common Shares on the Nasdaq Small-Cap Securities over-the-counter market at a purchase price of $4.687 per Common Share, for a total cost of approximately $140,625. On December 1, 1994, Quota purchased 18,400 Common Shares on the Nasdaq Small-Cap Securities over-the-counter market at a purchase price of $3.895 per Common Share, for a total cost of approximately $71,668. On December 14, 1994, Quota purchased an additional 85,700 Preferred Shares at a purchase price of $4.50 per Preferred Share in a private transaction, for a total cost of approximately $385,650.

          Immediately prior to the Plan (as defined herein), the Preferred Shares were convertible into an equal number of Common Shares at any time at the option of the holder. The Preferred Shares were entitled to a cumulative, preferred $0.405 annual dividend and were entitled to a liquidation preference of $4.50 per Preferred Share, plus all accrued but unpaid dividends. Each of the holders of the Preferred Shares was entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted at the time of such vote. In addition, in the event that the Issuer failed to pay a specified amount of dividends on the Preferred Shares, the Board of Directors of the Issuer was to be automatically increased by one director (the "Default Director") and such Default Director was to be designated by a majority of the holders of the Preferred Shares. As of the date of the Plan, the Issuer had not paid any of the dividends on the Preferred Shares since February 1995.

          On August 12, 1996, pursuant to a recapitalization plan unanimously approved and recommended by the Board of Directors of the Issuer and approved by the requisite vote of the shareholders of the Issuer (the "Plan"), (i) each of the Issuer's outstanding Preferred Shares was automatically converted into 13 Common Shares, and thereafter (ii) the Issuer effected a one-for-six reverse stock split of its outstanding Common Shares (including the Common Shares issued to the holders of the Preferred Shares).

          The Plan resulted in 2,888,886 Common Shares being received for the account of Quota in exchange for the 222,222 Preferred Shares previously held for its account. These Common Shares, when added to the 48,400 Common Shares previously held for the account of Quota, resulted in an aggregate of 2,937,286 Common Shares being held for the account of Quota prior to the reverse stock split. After the one-for-six reverse stock split, a total of 489,548 Common Shares are held for the account of Quota.

                                                              Page 5 of 10 Pages


          The Common Shares held for the account of Quota may be held through margin accounts maintained with brokers, which extend margin credit to Quota as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in margin accounts, including the Common Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Common Shares reported herein as having been acquired for the account of Quota were acquired for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of Common Shares of which the Reporting Person may be deemed a beneficial owner is 489,548 (approximately 33.22% of the total number of Common Shares outstanding).

          (b) Pursuant to the terms of the contract between Quota and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quota, including the 489,548 Shares held for the account of Quota.

          (c) Except for the transactions described in Item 3 above relating to the Plan, there have been no transactions with respect to the Common Shares since June 23, 1996 (60 days prior to the date hereof) by Quota or the Reporting Person.

          (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Common Shares, held by Quota in accordance with their ownership interests in Quota.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time, the Reporting Person and/or Quota may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends

                                                              Page 6 of 10 Pages


during the term of the loan. From time to time, Quota or other SFM Clients may borrow securities, including the Common Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                              Page 7 of 10 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 22, 1996              GEORGE SOROS



                                    By: /S/ SEAN C. WARREN
                                        -------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                                              Page 8 of 10 Pages


                                     ANNEX A


          The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                    Scott K. H. Bessent
                                    Walter Burlock
                                    Stanley Druckenmiller
                                    Jeffrey L. Feinberg
                                    Arminio Fraga
                                    Gary Gladstein
                                    Robert K. Jermain
                                    David N. Kowitz
                                    Elizabeth Larson
                                    Alexander C. McAree
                                    Paul McNulty
                                    Gabriel S. Nechamkin
                                    Steven Okin
                                    Dale Precoda
                                    Lief D. Rosenblatt
                                    Mark D. Sonnino
                                    Filiberto H. Verticelli
                                    Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              Page 9 of 10 Pages



                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE

    A       Power of Attorney dated April 16, 1996 granted by
            Mr. George Soros in favor of Mr. Sean Warren.                   10